Issuer Free Writing Prospectus
Filed by: SLM Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statements on Form S-3: No. 333-130584
No. 333-148229

SLM Corporation

December 27, 2007

Concurrent Offerings of

101,781,170 Shares of Common Stock
(the "Common Stock Offering")

and

1,000,000 Shares of
7.25% Mandatory Convertible Preferred Stock, Series C
(the "Mandatory Convertible Preferred Stock Offering")

This free writing prospectus relates only to the concurrent Common Stock Offering of shares of Common Stock and Mandatory Convertible Preferred Stock Offering of 7.25% Mandatory Convertible Preferred Stock, Series C and should be read together with (1) the preliminary prospectus supplement dated December 26, 2007 relating to the Common Stock Offering, including the documents incorporated by reference in the Common Stock preliminary prospectus supplement and the Common Stock base prospectus dated December 20, 2007, both filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-148229 and (2) the preliminary prospectus supplement dated December 26, 2007 relating to the Mandatory Convertible Preferred Stock Offering, including the documents incorporated by reference in the Mandatory Convertible Preferred Stock, Series C preliminary prospectus supplement and the Debt Securities, Common Stock, Preferred Stock, and Warrants base prospectus dated December 21, 2005, both filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-130584.

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any of its subsidiaries is a government sponsored enterprise or an instrumentality of the United States of America.

Issuer:	SLM Corporation, a Delaware corporation (the "Company")
Common stock symbol	NYSE: SLM

Common Stock Offering

Title of securities:	Common stock, par value $0.20 per share
Shares issued:	101,781,170
Over-allotment option:	15,267,176 shares
Outstanding common shares after offering:	510,597,592 shares of common stock (or 525,864,768 shares if the underwriters exercise their over-allotment option in full).

The number of shares of the Company's common stock to be outstanding immediately after the closing of this offering is based on 414,116,096 shares and 408,816,422 shares of the Company's common stock outstanding as of September 30, 2007 and December 24, 2007, respectively. This number excludes an aggregate of approximately 36,690,629 shares of the Company's common stock issuable upon exercise of options outstanding as of December 24, 2007, at a weighted average exercise price of $39.93 per share, of which options to purchase 25,065,524 shares were exercisable as of that date at a weighted average exercise price of $34.96 per share. This number also excludes any shares of the Company's common stock issuable upon conversion of the Company's 7.25% mandatory convertible preferred stock, assuming the successful completion of the Mandatory Convertible Preferred Stock Offering, and shares issuable under outstanding restricted stock grants. This number also does not include any share reduction related to physically settling the Company's equity forward contract.
Net proceeds after underwriting discount and estimated expenses:	Approximately $1.939 billion (approximately $2.231 billion if the over-allotment option is exercised in full).
Net proceeds for equity forward purchase contract settlement:	Approximately $2.0 billion of the net proceeds from this offering and the concurrent Mandatory Convertible Preferred Stock Offering.
Capitalization:	See below
Last sale (on December 27, 2007):	$19.65
Public offering price per share:	$19.65
Underwriting discount per share:	$0.5895

Aggregate underwriting discount:	$60.0 million
Selling concession per share:	$0.3537
Offering expenses, excluding underwriting discount (estimated):	$1.15 million
Pricing date:	December 27, 2007
Trade date:	December 28, 2007
Settlement date:
We expect that the delivery of the common stock will be made against payment therefor on December 31, 2007, which will be the first business day following the trade date of the common stock (such settlement cycle being herein referred to as "T+1"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Purchasers of common stock who wish to trade any of such common stock on the date of pricing should consult their advisor.
CUSIP:	78442P 10 6
Joint book-runners:	UBS Investment Bank Citigroup Global Markets Inc.
Co-Managers:	ABN AMRO Rothschild LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Wachovia Capital Markets, LLC
Distribution allocation:
Number of Shares
UBS Securities LLC	30,534,351
Citigroup Global Markets Inc.	30,534,351
ABN AMRO Rothschild LLC	8,142,494
Barclays Capital Inc.	8,142,494
Credit Suisse Securities (USA) LLC	8,142,494
Deutsche Bank Securities Inc.	8,142,493
Wachovia Capital Markets, LLC	8,142,493

7.25% Mandatory Convertible Preferred Stock Offering

Issuer:	SLM Corporation, a Delaware corporation
Title of securities:	7.25% Mandatory Convertible Preferred Stock, Series C
Shares of mandatory convertible preferred stock issued:	1,000,000
Over-allotment option:	Up to an additional 150,000 shares of mandatory convertible preferred stock
Liquidation preference per share:	$1,000
Aggregate liquidation preference:	$1,000,000,000 ($1,150,000,000 if the over-allotment option is exercised in full)
Annual dividend rate:	7.25% of the $1,000 liquidation preference per share ($72.50 per annum)
Dividend payment dates:	March 15, June 15, September 15 and December 15
First dividend payment date:	March 15, 2008
Amount per share of first dividend payment:	$15.100
Amount per share of subsequent dividend payments:	$18.125
Share cap (subject to adjustment):	Total dividend payment divided by $6.88
Mandatory conversion date:	December 15, 2010
Initial public offering price of concurrent Common Stock Offering:	$19.65
Initial price (subject to adjustment):	$19.65
Threshold appreciation price (subject to adjustment):	$23.97 (represents an approximately 22% appreciation over the initial price)

Mandatory conversion rate (subject to adjustment):	If the applicable market value (as defined in the preliminary prospectus supplement relating to the Mandatory Convertible Preferred Stock Offering) of the Company's common stock is greater than the threshold appreciation price, then the mandatory conversion rate will be 41.7188 shares of the Company's common stock per share of mandatory convertible preferred stock (the "minimum conversion rate"), which is equal to $1,000 divided by the threshold appreciation price.

If the applicable market value of the Company's common stock is less than or equal to the threshold appreciation price but greater than or equal to the initial price, then the mandatory conversion rate will be $1,000 divided by the applicable market value.

If the applicable market value of the Company's common stock is less than the initial price, then the mandatory conversion rate will be 50.8906 shares of the Company's common stock per share of the Company's mandatory convertible preferred stock (the "maximum conversion rate"), which is equal to $1,000 divided by the initial price.

In addition, upon mandatory conversion, holders will have the right to receive the other amounts and/or shares of common stock described in the preliminary prospectus supplement relating to the Mandatory Convertible Preferred Stock Offering.
Hypothetical conversion values upon mandatory conversion:
Applicable Market Value of the Company's Common Stock	Number of Shares of the Company's Common Stock to be Received upon Conversion	Conversion Value (Applicable Market Value Multiplied by the Number of Shares of the Company's Common Stock to be Received upon Conversion)
$7.00	50.8906	$356.23
$11.00	50.8906	$559.80
$15.00	50.8906	$763.36
$19.65	50.8906	$1,000.00
$23.00	43.4783	$1,000.00
$27.00	41.7188	$1,126.41
$31.00	41.7188	$1,293.28
$35.00	41.7188	$1,460.16
$45.00	41.7188	$1,877.35
$55.00	41.7188	$2,294.53
$65.00	41.7188	$2,711.72
$75.00	41.7188	$3,128.91

Conversion at option of holder other than during a cash acquisition conversion period (subject to adjustment):	Holders have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, at any time prior to the mandatory conversion date into shares of the Company's common stock at a minimum conversion rate of 41.7188 shares of common stock per share of mandatory convertible preferred stock.

In addition, upon early conversion, holders will have the right to receive the other amounts and/or shares of common stock described in the preliminary prospectus supplement relating to the Mandatory Convertible Preferred Stock Offering.
Cash acquisition conversion rate (subject to adjustment):
If a cash acquisition (as defined in the preliminary prospectus supplement relating to the Mandatory Convertible Preferred Stock Offering) occurs, holders of the mandatory convertible preferred stock will have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, into shares of common stock at the cash acquisition conversion rate that will be determined by reference to the following table:

Stock price on effective date

Effective Date	$7.00	$11.00	$15.00	$19.65	$23.00	$27.00	$31.00	$35.00	$45.00	$55.00	$65.00	$75.00
December 31, 2007	49.6194	46.7637	44.1012	42.2489	41.6084	41.2928	41.2291	41.2710	41.4588	41.5871	41.6532	41.6854
December 15, 2008	50.4845	48.4925	45.6715	43.1880	42.2083	41.6670	41.4973	41.4859	41.5971	41.6698	41.6994	41.7105
December 15, 2009	50.8711	50.2866	48.0793	44.7115	43.0386	42.0642	41.7436	41.6772	41.7004	41.7138	41.7165	41.7171
December 15, 2010	50.8906	50.8906	50.8906	50.8906	43.4783	41.7188	41.7188	41.7188	41.7188	41.7188	41.7188	41.7188

If the stock price (as defined in the preliminary prospectus supplement relating to the Mandatory Convertible Preferred Stock Offering) is in excess of $75.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the minimum conversion rate.
If the stock price is less than $7.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the maximum conversion rate.

In addition, upon conversion in connection with a cash acquisition, holders will have the right to receive the other amounts and/or shares described in the preliminary prospectus supplement relating to the Mandatory Convertible Preferred Stock Offering, including the cash acquisition dividend make-whole payment.

Cash acquisition dividend make-whole payment:	For purposes of calculating the cash acquisition dividend make-whole amount, the present value of the remaining dividend payments will be computed using a discount rate equal to 8.0%.
Net proceeds after underwriting discount and estimated expenses:	Approximately $968.9 million (approximately $1,114.4 million if the over-allotment option is exercised in full)
Net proceeds for equity forward purchase contract settlement:	Approximately $2.0 billion of the net proceeds from this offering and the concurrent Common Stock Offering.
Capitalization:	See below
Public offering price per share of mandatory convertible preferred stock:	$1,000
Underwriting discount per share of mandatory convertible preferred stock:	$30.00
Aggregate underwriting discount:	$30.0 million ($34.5 million if the over-allotment option is exercised in full)
Selling concession per share of mandatory convertible preferred stock:	$18.00
Offering expenses, excluding underwriting discount (estimated):	$1.12 million
Pricing date:	December 27, 2007
Trade date:	December 28, 2007
Settlement date (Issue date):
We expect that the delivery of the mandatory convertible preferred stock will be made against payment therefor on December 31, 2007, which will be the first business day following the trade date of the mandatory convertible preferred stock (such settlement cycle being herein referred to as "T+1"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Purchasers of mandatory convertible preferred stock who wish to trade any of such mandatory convertible preferred stock on the date of pricing should consult their advisor.
CUSIP:	78442 P 700

Listing:	The mandatory convertible preferred stock will not be listed.
Joint book-runners:	UBS Investment Bank Citigroup Global Markets Inc.
Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Royal Bank of Scotland Wachovia Capital Markets, LLC
Distribution allocation:
Number of Shares
UBS Securities LLC	300,000
Citigroup Global Markets Inc.	300,000
Barclays Capital Inc.	80,000
Credit Suisse Securities (USA) LLC	80,000
Deutsche Bank Securities Inc.	80,000
Royal Bank of Scotland	80,000
Wachovia Capital Markets, LLC	80,000

CAPITALIZATION

The following table shows our cash, cash equivalents and investments and capitalization as of September 30, 2007:

  •
  on an actual basis; and

  •
  on an As Adjusted basis to reflect the consummation of our Mandatory Convertible Preferred Stock Offering and our Common Stock Offering (resulting in net proceeds of approximately $2.9 billion in total), and the application of such proceeds to physical settlement of our equity forward contract(s) with any remaining proceeds used for general corporate purposes. As of September 30, 2007 approximately $2.5 billion was required to repurchase 48,150,819 common shares deliverable to us under the equity forward contracts. As of December 24, 2007 approximately $2.0 billion was required to repurchase 44,039,890 common shares deliverable to us under the equity forward contract. The difference in the amount required to settle the contracts and the shares deliverable to us between these two dates relates to (1) cash used to buy down the strike levels of the contracts between September 30, 2007 and December 24, 2007 and (2) the physical settlement of certain contracts between September 30, 2007 and December 24, 2007 which resulted in the Company using $0.5 billion of cash during this period. The As Adjusted presentation below reflects the application of the $2.5 billion required to repurchase the 48,150,819 shares outstanding as of September 30, 2007. Approximately $2.0 billion of the amount required will be used from the net proceeds of the Mandatory Convertible Preferred Stock Offering and the Common Stock Offering, and the remaining $0.5 billion has already been used with the Company's on balance sheet cash balances.

        This table is unaudited and should be read in conjunction with the preliminary prospectus supplement dated December 26, 2007 relating to the Common Stock Offering, including the documents incorporated by reference in the Common Stock preliminary prospectus supplement and the Common Stock base prospectus dated December 20, 2007 and the preliminary prospectus supplement dated December 26, 2007 relating to the Mandatory Convertible Preferred Stock Offering, including the documents incorporated by reference in the Mandatory Convertible Preferred Stock, Series C preliminary prospectus supplement and the Debt Securities, Common Stock, Preferred Stock, and Warrants base prospectus dated December 21, 2005, and our consolidated financial statements and the notes thereto, which are included elsewhere or incorporated by reference herein.

	As of September 30, 2007
(Dollars in thousands, except per share amounts)	Actual	As Adjusted
Cash, Cash Equivalents and Investments	$12,040,001	$12,450,504

Debt:
Short-term borrowings	$33,008,374	$33,008,374
Long-term borrowings	108,860,988	108,860,988

Total debt	141,869,362	141,869,362

Stockholders' Equity:
7.25% mandatory convertible preferred stock, Series C(a)	—	1,000,000
Preferred stock—Series A & B(a)	565,000	565,000
Common stock, $.20 par per share(b)	87,932	103,179
Additional paid-in capital	2,847,748	4,253,647
Accumulated other comprehensive income	245,352	245,352
Retained earnings	2,437,639	2,437,639
Common stock held in treasury(c)	(1,181,964)	(3,091,488)

Total stockholders' equity	5,001,707	5,513,329

Total capitalization	$146,871,069	$147,382,691

(a)
par value $.20 per share, 20,000,000 shares authorized; Series A: 3,300,000 shares issued at stated value of $50 per share; Series B: 4,000,000 shares issued at stated value of $100 per share; Series C: 1,000,000 shares of 7.25% mandatory convertible preferred stock, at liquidation preference of $1,000 per share.

(b)
1,125,000 shares authorized; 439,660,341 issued and 414,116,096 outstanding as of September 30, 2007; 515,897,266 issued and 515,897,266 outstanding as adjusted for our Common Stock Offering as of September 30, 2007; 515,897,266 issued and 467,746,447 outstanding, as adjusted for our Common Stock Offering and the use of proceeds to physically settle the equity forward contracts as of September 30, 2007. Excludes shares of our common stock issuable upon conversion of our 7.25% mandatory convertible preferred stock, shares issuable upon exercise of options outstanding and shares issuable under restricted stock grants. The number of shares outstanding as of December 24, 2007 as adjusted for our Common Stock Offering will be 510,597,592, based on 408,816,422 shares outstanding as of December 24, 2007. The number of shares outstanding as of December 24, 2007, as adjusted for our Common Stock Offering and the use of proceeds to physically settle the equity forward contract will be 466,557,702.

(c)
25,544,245 shares held in treasury as of September 30, 2007; 0 shares held in treasury as adjusted for our Common Stock Offering as of September 30, 2007; 0 shares held in treasury as of December 24, 2007 as adjusted for our Common Stock Offering; 44,039,890 shares held in treasury as of December 24, 2007 as adjusted for our Common Stock Offering and the use of proceeds to physically settle the equity forward contract.

The issuer has filed registration statements (including preliminary prospectus supplements) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus supplements and the accompanying prospectus in those registration statements and other documents the Issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable prospectus supplement if you request it by calling UBS Investment Bank toll-free at 1 (888) 827-7275 or Citigroup Global Markets Inc. at 1 (718) 765-6732.